April 19, 2006

Terry Washburn
Chief Executive Officer
Idea Sports Entertainment Group, Inc.
3407 Langley Hill
Colleyville, TX 79556

Re: Idea Sports Entertainment Group, Inc.
**   Preliminary Information Statement on Schedule 14C**
**   Registration No. 0-23100**
**   Filed on April 10, 2006**

Dear Mr. Washburn:

This is to advise you that we have performed a limited review of the Preliminary Information Statement on Schedule 14C noted above and have the following comment:

1.   On page 2 of the Information Statement, you state that the consent provides that your Certificate of Incorporation "shall be amended and restated to (1) change the name of the Company to Healthsport, Inc.; (2) provide for a 1 for 200 reverse stock split in respect of the Company's issued and outstanding Common Stock (the 'Reverse Split'); and (3) otherwise to amend and restate the Company's certificate of incorporation." Please revise your Information Statement to describe how your certificate of incorporation will otherwise be amended and restated pursuant to the third item noted above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel